Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

March 21, 2006

Mr. Thomas Jones

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 6010

Washington, DC 20549

Re:	Microsemi Corporation (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-4/A

Filed March 3, 2006

File No. 333-130655

Dear Mr. Jones:

Microsemi Corporation, a Delaware corporation (“Registrant” or “Microsemi”) provides these responses, numbered to correspond with the Staff’s comments dated March 17, 2006, for which we thank you, addressing Amendment No. 2 to the Registrant’s Registration Statement on Form S-4/A. This response accompanies the Registrant’s Amendment No. 3 on Form S-4/A (“Amendment No. 3”), which has addressed your comments as indicated in this letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 73

1.	We reissue prior comment 8. We note the disclosure in the Question & Answers that “if the merger qualifies as a reorganization,” the disclosure on pages 4 and 73 that “It is anticipated that the merger will constitute a reorganization” and the disclosure on page 25 that the merger “intends to qualify as a reorganization.”

We have eliminated the phrase “if the merger qualifies as a reorganization” from the relevant answer in the Questions & Answers section on page iii of Amendment No. 3 and have amended and restated the first sentence of that answer to read as follows:

APT has received a tax opinion from Davis Wright Tremaine LLP that the merger will qualify as a reorganization for federal income tax purposes, and that you will therefore be required to recognize the taxable gain you realize in the exchange of your APT common stock for Microsemi common stock and cash only to the extent of the lesser of (i) the amount of such gain or (ii) the amount of such cash.

We have eliminated the phrase “It is anticipated that the merger will constitute a reorganization” on page 4 of Amendment No. 3 and have amended and restated the first sentence on that page to read as follows:

APT has received a tax opinion from Davis Wright Tremaine LLP that the merger will constitute a “reorganization” within the meaning of Section 368 of the Internal Revenue Code (the “Code”) in which no gain or loss will be recognized by APT, Microsemi or APT Acquisition Corp. as a result of the merger.

We have eliminated the phrase “intends to qualify as a reorganization” in the final sentence of the second paragraph on page 25 of Amendment No. 3 and have amended and restated that sentence to read as follows:

As more fully described commencing on page 73 of this proxy statement/prospectus, APT has received a tax opinion from Davis Wright Tremaine LLP that the merger will qualify as a “reorganization” under the Internal Revenue Code of 1986, as amended, which is referred to herein as the Code.

We have eliminated the phrase “It is anticipated that the merger will constitute a reorganization” on page 73 of Amendment No. 3 in the first sentence under the heading “Tax Consequences to APT Stockholders” and have amended and restated that sentence to read as follows:

APT has received a tax opinion from Davis Wright Tremaine LLP, which is attached as Annex E to this proxy statement/prospectus, that the merger will constitute a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

We have also amended and restated the first sentence under the heading “Tax Consequences to Microsemi and APT” on page 74 of Amendment No. 3 to read as follows:

APT has received a tax opinion from Davis Wright Tremaine LLP, which is attached as Annex E to this proxy statement/prospectus, that the merger will qualify as a “reorganization” under Section 368(a) of the Code, and that Microsemi, Merger Sub, and APT will not recognize gain or loss for U.S federal income tax purposes by reason of the merger.

Additionally, we have amended and restated the heading and first sentence thereunder of the second section on page 74 of Amendment No. 3 to read as follows:

Tax Consequences if the Merger Does Not Qualify as a Reorganization Under Section 368(a) of the Code

If the IRS were to determine that the merger does not qualify as a “reorganization” under Section 368(a) of the Code and if that determination were to be upheld, an APT stockholder generally would recognize an amount of taxable gain or loss equal to the difference between (1) the fair market value of the shares of Microsemi common stock plus the amount of cash received in the merger, and (2) that APT stockholder’s adjusted tax basis in APT common stock exchanged therefor.

We also supplementally confirm that in the event that the sales price of Microsemi common stock declines so as to require us to register additional shares, counsel will provide new tax opinions which will cover the new circumstances.

Representations and Warranties in the Merger Agreement, page 20

2.	We note your statement that:

“The representations and warranties themselves reflected negotiations between the parties to the Merger Agreement and, in certain cases, merely represented risk allocation decisions between the parties and may not be statement of fact.”

Include disclosure acknowledging that to the extent specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We have added the following disclosure as the fourth sentence of this risk factor on page 20 of Amendment No. 3:

However, to the extent specific material facts are known to exist that contradict the representations and warranties in the Merger Agreement in a material way, Microsemi and APT have provided disclosure of those facts.

3.	We note your statement that:

“As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and are limited or may be modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement.”

Please revise to remove any potential implication that the referenced representations and warranties do not constitute public disclosure under the federal securities laws and are “solely” for the benefit of the parties.

We have eliminated the phrase “solely for the benefit of the parties to the Merger Agreement” from the risk factor and have amended and restated the fifth sentence of the risk factor to read as follows:

Although the representations and warranties are part of the public disclosure under the federal securities laws, the representations and warranties may be limited or modified by a variety of factors, including subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties, disclosure schedules to the Merger Agreement, and undiscovered breaches.

4.	We note your statement that:

“ . . . you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or currently.”

Please revise to remove any potential implication that the referenced representation and warranties do not constitute public disclosure and cannot be relied upon by readers.

We have deleted the phrase “and you should not rely on the representations and warranties” from the final sentence of the risk factor on page 25 of Amendment No. 3. We have amended and restated such sentence to read as follows:

The representations and warranties, viewed alone, are not necessarily characterizations of the actual state of facts at the time they were made or currently, and must be considered in context, considering all the public disclosure concerning the facts taken as a whole.

We have also eliminated the phrase “and are not meant for you to rely upon” from the heading of this risk factor and have amended and restated the heading to read as follows:

Representations and warranties in the Merger Agreement may not be factual statements.

Additionally, as noted in our response to Comment No. 3 above and this Comment No. 4, we have expressly stated that the representations and warranties constitute part of the Registrant’s public disclosure under the federal securities laws.

Request for Acceleration

The Registrant hereby requests acceleration of the effectiveness of the Registration Statement to March 24, 2006, 5:30 p.m. Eastern Standard Time, or as soon thereafter as possible.

The Registrant hereby acknowledges as follows:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your comments.

“REGISTRANT”

MICROSEMI CORPORATION

/s/ David R. Sonksen

David R. Sonksen

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary